Mail Stop 4561

April 15, 2008

Mr. C. Taylor Pickett
Chief Executive Officer
Omega Healthcare Investors, Inc.
9690 Deereco Road
Suite 100
Timonium, MD   21093

>   **Re:**   **Omega Healthcare Investors, Inc.**
>   **Form 10-K for the year ended December 31, 2007**
>   **Filed 02/15/08**
>   **File No. 001-11316**

Dear Mr. Pickett:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Note 5 – Other Investments, pages F-19 and F-20

1.   You disclose that the 5,000 shares of Advocat Series C non-convertible redeemable preferred stock that you received as a result of the Second Advocat Restructuring are redeemable at your option after September 30, 2010 and that you classify these securities as held-to-maturity. However, per review of the

disclosure in the Advocat, Inc. 10-K filed on March 11, 2008, we note that the Advocat Series C non-convertible redeemable preferred stock is also redeemable at Advocat's option after September 30, 2007. In this regard, it does not appear that you have the ability to hold these securities to maturity. Please explain. For reference, please see SFAS 115.

2.   You disclose on page 37 that you recorded a $9.1 million fair value adjustment in 2006 to reflect the change in the fair value of your derivative instrument, the conversion feature of the redeemable, convertible Advocat Series B preferred stock that you held prior to the Second Advocat Restructuring. You also disclose on page F-19 that you recorded a gain of $1.1 million associated with the exchange of the Advocat Series B preferred stock for the new Advocat Series C non-convertible, redeemable preferred stock. Please tell us how you calculated the gain amount and the accounting literature that you relied upon to determine the proper accounting treatment for the exchange. Please specifically address how the removal of the conversion feature of the preferred stock affected your calculation.

Exhibits

3.   We note that your certifications include the title of the certifying individual in the "I, [identify the certifying individual], certify that" line. Since the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief